MANAGEMENT DISCUSSION & ANALYSIS

March 31, 2019

May 2, 2019

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Oncolytics Biotech® Inc. as at and for the three months ended March 31, 2019 and 2018, and and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2018. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of pelareorep, an intravenously delivered immuno-oncolytic virus, as a cancer therapeutic and our expectations as to the success of our research and development, clinical and manufacturing programs in 2019 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize pelareorep, uncertainties related to the research, development and manufacturing of pelareorep, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our clinical development plan, our ability to receive regulatory approval to commence enrollment in the clinical studies which are part of our clinical development plan, our ability to maintain our supply of pelareorep and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.
Pelareorep Development Update For 2019

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company. We have focused our research and development efforts on the development of pelareorep, an intravenously delivered immuno-oncolytic virus (IOV) with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, and unless, pelareorep becomes commercially viable.
Our goal each year is to advance pelareorep through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and pelareorep supply, and our intellectual property.

Clinical Trial Program

Our clinical development plan, based on drug combinations that can potentially boost each response of pelareorep's mechanism of action, has two main objectives:

•
The primary objective is to obtain regulatory approval as quickly as possible and is based on the compelling metastatic breast cancer survival data presented at the 2017 American Association for Cancer Research (AACR) Annual Meeting, in Washington, D.C. We reported a statistically significant increase of 7 months (10.4 months to 17.4 months) in median overall survival from an open-label, randomized phase 2 metastatic breast cancer (mBC) study of intravenously-administered pelareorep given in combination with the chemotherapy agent paclitaxel. In May 2018, using the survival data as the basis for our application, we reached an agreement with the United States Food and Drug Administration (FDA) under a Special Protocol Assessment (SPA) for the protocol design, clinical endpoints and statistical analysis approach for our phase 3 clinical study evaluating pelareorep for the treatment of mBC. This agreement with the FDA, outlining the specific clinical pathway forward in mBC, is a confirmation from the FDA that our design and protocols will support an application for approval and advances pelareorep to be a phase 3 asset.

•	The second objective is to expand pelareorep into commercially valuable new treatment areas that include immunotherapies like checkpoint blockade.

First Quarter 2019 Developments

Registration Program

Collaboration with SOLTI: AWARE-1 study
In September 2018, as part of the preparations for initiation of our phase 3 registration study, we announced a collaboration with SOLTI, an academic research group dedicated to clinical and translational research in breast cancer. This clinical collaboration, AWARE-1, is a window of opportunity study in the neoadjuvant setting for breast cancer using pelareorep in combination with F. Hoffmann-La Roche (Roche)'s anti-PD-L1 checkpoint inhibitor, atezolizumab (Tecentriq®), which we are utilizing under our Master Clinical Supply Agreement with Roche. The study plans to enroll 36 patients. Data generated from this study is intended to confirm that the virus is acting as a novel immunotherapy in breast cancer and to confirm biomarker data for breast cancer. The primary objective of this study is to supplement the existing randomized phase 2 results by providing key biomarker data points to enhance our probability of success in the phase 3 registration study. The results of this study may also provide an opportunity to add an arm to the phase 3 study that includes a checkpoint inhibitor in addition to the chemotherapy-virus combination.

During the first quarter of 2019, we received approval for AWARE-1 from the Spanish Agency for Medicine and Health Products and subsequent to the first quarter of 2019, we announced that the first patient was treated. We expect to receive interim data from the study in the second half of 2019.

Checkpoint inhibitor combinations

Pancreatic cancer study combining pelareorep and Keytruda®
In 2018, we announced the first patient had been treated in our investigator sponsored study (IST) supported by Merck Inc. (Merck), Northwestern University along with Oncolytics. This study, an extension of our phase 1 study (REO 024), will investigate pelareorep in combination with Merck’s anti-PD1 checkpoint inhibitor Keytruda®, to treat second line pancreatic cancer patients. The study plans to enroll approximately 40 patients.

During the first quarter of 2019, we continued patient enrollment and treatment.

Multiple myeloma study combining pelareorep and Opdivo®
In 2018, we announced that the first patient had been treated in our IST with Emory University and the University of Utah investigating the combination of pelareorep and Bristol-Myers Squibb's anti-PD1 checkpoint inhibitor Opdivo® in 40 - 50 relapsed or refractory myeloma patients.

During the first quarter of 2019, we continued patient enrollment and treatment.

Biomarker data in second-line pancreatic cancer
In February 2019, we announced the publication of an abstract demonstrating a biomarker for predicting clinical response in patients treated with pelareorep. This analysis was conducted in patient samples from REO 024; a study of pelareorep and Keytruda® in combination with chemotherapy in patients with second-line pancreatic cancer. The results suggest that those patients with a statistically significant change in their T cell population demonstrate a clinical benefit from pelareorep treatment. High T cell clonality correlates with progression free survival at baseline (HR=0.05, p=0.01). Moreover, high clonality correlates with overall survival at both baseline (HR=0.124, p=0.01) and after one cycle of treatment (HR=0.08, p=0.01). This research highlights the potential utility of measuring T cell clonality as a predictive and prognostic biomarker of pelareorep therapy. Detailed results were presented at the AACR 2019 Annual Meeting on April 1, 2019.

Pre-clinical/Research collaboration

During the first quarter of 2019, the following article was published:

Title	Author	Publication	Description/Conclusion
Oncolytic immunotherapy and bortezomib synergy improves survival of refractory multiple myeloma in a preclinical model	Chandini M. Thirukkumaram, University of Calgary	Blood Advances, March 12, 2019 edition
The article demonstrates that the combination of reovirus and bortezomib can overcome drug resistance, a major hurdle in the treatment of multiple myeloma. Further, the combination modifies the tumor microenvironment to overcome the immune suppressive environment caused by multiple myeloma cells in the bone marrow. This combination promotes a pro-inflammatory signal within the tumor microenvironment, upregulates the PD-L1/PD-1 axis and enhances immune cell infiltration. Collectively, this suggests the possibility of synergies and increased efficacy with the addition of checkpoint blockade to the combination.

Post Q1 2019 Developments

In April 2019, the following presentation was made:

Title	Presenter	Location	Description/Conclusion
Exploratory analysis of T cell repertoire dynamics upon systemic treatment with the oncolytic virus pelareorep in combination with pembrolizumab and chemotherapy in patients with advanced pancreatic adenocarcinoma
	Grey Wilkinson, PhD, Translational Scientist, Oncolytics Biotech Inc.	American Association for Cancer Research (AACR) Annual Meeting 2019, Atlanta, Georgia
Data presented in the poster demonstrated:
–
Patients treated with pelareorep in combination with chemotherapy and pembrolizumab showed changes in their T cell repertories with high turnover and significant expansion during treatment
–
These post-treatment expanded T cell populations, are "new" clones not present at baseline, suggesting effective priming of the immune system
–
Higher T cell clonality at baseline correlates with longer progression free survival (HR=0.05, p=0.01) and overall survival (HR=0.12, p=0.01) demonstrating the predictive value of the assay
–
Enhanced T cell clonality after the first cycle of treatment correlates with improved overall survival (HR=0.08, p=0.01) and serves as an on-treatment prognostic biomarker
–
Early expanded T cell clones, detected at day 8 of treatment (prior to pembrolizumab), most strongly correlate with survival time which suggests that early versus late clonal expansion may be elicited by pelareorep treatment
–
T cell clonality has significant potential as a predictive and prognostic on-treatment biomarker to pelareorep therapy

Manufacturing and Process Development

During the first quarter of 2019, as we continued our production of 100-litre cGMP batches, we supplied our clinical development program with previously filled product from our existing stock of pelareorep, labeled for the applicable usage. As well, we continued our activities to develop clinical and commercial production capabilities to fill pelareorep into vials, the next step in the process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the FDA, for product approval.

Intellectual Property

At the end of the first quarter of 2019, we had been issued over 399 patents including 50 US and 21 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Financing Activity

Common Stock Purchase Agreement
During the three month period ending March 31, 2019, we issued 1,379,024 common shares for gross proceeds of approximately US$2,663,768 million and 11,348 commitment shares. The commitment common shares valued at fair value of US$21,998 were recorded as share issue costs in addition to cash share issue costs of $3,757.

U.S. "at-the-market" equity distribution agreement
During the three month period ending March 31, 2019, we sold 243,584 common shares for gross proceeds of approximately US$535,661. We incurred share issue costs of $38,034.

Financial Impact

We estimated at the beginning of 2019 that our cash requirements to fund our operations would be approximately $19 - $22 million. Our cash usage for the first quarter of 2019 was $3,385,691 for operating activities and $2,766 for the acquisition of property and equipment. Our net loss for the period was $4,938,751.

Cash Resources

We exited the first quarter of 2019 with cash and cash equivalents totaling $14,213,811 (December 31, 2018 - 13,699,881) (see “Liquidity and Capital Resources”).

Pelareorep Development for the Remainder of 2019

Our planned 2019 development activity for pelareorep focuses on our clinical development plan along with our manufacturing and intellectual property programs. Our 2019 clinical objective is to incorporate our immuno-oncology combination strategy that includes checkpoint inhibitors, confirming the existence a biomarker and other anti-cancer agents as we finalize our registration strategy and clinical protocol in preparation for a phase 3 clinical study in mBC. We expect to commence clinical trial site selection and initiation activities and first patient enrollment in our multiple myeloma study combining pelareorep with Keytruda®, Velcade® and dexamethasone. We will continue enrollment in our AWARE-1, REO 024 extension and Opdivo® combination studies. Our expectation is that these combination studies will assist us in refining our phase 3 protocol for mBC and may also support further development around the innate and adaptive immunity components of the mechanism of action.

Our 2019 manufacturing program includes preparation for continued production of 100-litre cGMP batches along with the related analytical testing and product filling, as well as labeling, packaging and shipping of pelareorep to our various clinical sites for ongoing and upcoming activities. These actions also contribute to progression through our process validation master plan. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We currently estimate the cash requirements to fund our operations for 2019 will be approximately $19 - $22 million, but will depend on our ultimate clinical program (see “Liquidity and Capital Resources”).

Critical Accounting Policies
In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. See our audited consolidated financial statements and MD&A contained in our annual report for the year ended December 31, 2018 for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

Adoption of New Accounting Standards

IFRS 16 Leases

IFRS 16 Leases (“IFRS 16”) replaces IAS 17 Leases (“IAS 17”) and related interpretations for annual periods beginning on or after January 1, 2019. We have adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of the initial application is recognized in retained earnings at January 1, 2019. We have not restated comparatives for 2018. For more information, refer to Note 3 of our interim consolidated financial statements.

Results of Operations

Net loss for the three month period ended March 31, 2019 was $4,938,751 compared to $4,670,674 for the three month period ended March 31, 2018.

Research and Development Expenses (“R&D”)

	2019 $	2018 $
Clinical trial expenses	827,178	1,032,745
Manufacturing and related process development expenses	920,105	417,703
Intellectual property expenses	469,373	406,515
Research collaboration expenses	34,976	190,047
Other R&D expenses	675,779	711,851
Foreign exchange loss (gain)	145,018	(124,928)
Share based payments	124,491	300,958
Research and development expenses	3,196,920	2,934,891

Clinical Trial Expenses

	2019 $	2018 $
Clinical trial expenses	827,178	1,032,745

Our clinical trial expenses for the first quarter of 2019 were $827,178 compared to $1,032,745 for the first quarter of 2018. In the first quarters of 2019 and 2018, our clinical trial program activities related primarily to the preparation and development of our breast cancer registration study. In the first quarter of 2019, these costs included startup activities for our AWARE-1 window of opportunity study with SOLTI. In the first quarter of 2018, these costs related to the preparation of a phase 3 study, which included readying supporting regulatory documents for the SPA.

In the first quarter of 2019, in addition to activities related to our breast cancer program, we also incurred close out costs related to our legacy clinical trials and costs related to patient enrollment in our checkpoint inhibitor pancreatic cancer study investigating Keytruda® in combination with pelareorep. In the first quarter of 2018, we also incurred costs related to our legacy clinical trials.

We still expect our clinical trial expenses to increase in 2019 compared to 2018. During 2019, we expect to finalize the development of our registration program, generate clinical data with checkpoint inhibitors and confirm the existence of a biomarker.

Manufacturing & Related Process Development Expenses (“M&P”)

	2019 $	2018 $
Product manufacturing expenses	853,443	252,703
Process development expenses	66,662	165,000
Manufacturing and related process development expenses	920,105	417,703

Our M&P expenses for the first quarter of 2019 were $920,105 compared to $417,703 for the first quarter of 2018. During the first quarter of 2019, our product manufacturing costs primarily related to a training production run and shipping and storage costs of our bulk and vialed product. During the first quarter of 2018, our product manufacturing costs mainly related to shipping and storage costs of our bulk and vialed product and startup costs for a product fill to support our clinical development plan.

Our process development expenses for the first quarter of 2019 focused on analytical development and for the first quarter of 2018 focused on analytical development and stability studies.

We still expect our M&P expenses for 2019 to increase compared to 2018. In 2019, we expect to fill, label and store sufficient product as well as continue to perform analytical development and other non-clinical projects to support our clinical development program and other collaborative requirements.

Intellectual Property Expenses

	2019 $	2018 $
Intellectual property expenses	469,373	406,515

Our intellectual property expenses for the first quarter of 2019 were $469,373 compared to $406,515 for the first quarter of 2018. The change in intellectual property expenditures reflects the timing of filing costs associated with our patent base. At the end of the first quarter of 2019, we had been issued over 399 patents including 50 US and 21 Canadian patents, as well as issuances in other jurisdictions.

We still expect our intellectual property expenses will remain consistent in 2019 compared to 2018.

Research Collaboration Expenses

	2019 $	2018 $
Research collaboration expenses	34,976	190,047

Our research collaboration expenses were $34,976 in the first quarter of 2019 compared to $190,047 for the first quarter of 2018. Our research collaborations in the first quarters of 2019 and 2018 included studies investigating the interaction of the immune system and pelareorep. In 2018, our research collaborations also included biomarker studies.

We still expect that our research collaborations in 2019 will remain consistent compared to 2018. We expect to complete our ongoing collaborative program carried over from 2018 and will continue to be selective in the types of new collaborations we enter into in 2019.

Other Research and Development Expenses

	2019 $	2018 $
R&D salaries and benefits	632,558	660,160
Other R&D expenses	43,221	51,691
Other Research and Development expenses	675,779	711,851

Our Other Research and Development expenses were $675,779 in the first quarter of 2019 compared to $711,851 in the first quarter of 2018. Both R&D salaries and benefits and Other R&D expenses in the first quarter of 2019 remained consistent with the first quarter of 2018.

We still expect our Other Research and Development expenses to increase in 2019 compared to 2018.

Foreign Exchange Loss (Gain)

	2019 $	2018 $
Foreign exchange loss (gain)	145,018	(124,928)

Our foreign exchange loss was $145,018 for the first quarter of 2019 compared to a gain of $124,928 for the first quarter of 2018. The foreign exchange loss incurred in the first quarter of 2019 was primarily due to unrealized translation loss on U.S. dollar denominated cash balances. The foreign exchange gain incurred in the first quarter of 2018 was primarily a result of unrealized translation gain on U.S. dollar denominated cash and contract receivables as well as realized gain on settlement of U.S. dollar denominated obligations, partly offset by unrealized translation loss on U.S. dollar denominated accounts payable.

Share Based Payments

	2019 $	2018 $
Share based payments	124,491	300,958

Non-cash share based payment expenses in the first quarter of 2019 were $124,491 compared to $300,958 in the first quarter of 2018. We incurred share based payment expenses associated with the granting of options to officers and employees associated with our research and development activities and the vesting of previously granted stock options and share awards.

Operating Expenses

	2019 $	2018 $
Public company related expenses	767,320	807,259
Office expenses	708,949	697,276
Depreciation - property and equipment	48,338	19,858
Depreciation - right-of-use assets	90,773	—
Share based payments	176,432	238,160
Operating expenses	1,791,812	1,762,553

Our operating expenses in the first quarter of 2019 were $1,791,812 compared to $1,762,553 in the first quarter of 2018. Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our Canadian and U.S. stock listings. Our public company related expenses were $767,320 in the first quarter of 2019 compared to $807,259 in the first quarter of 2018. The change was primarily due to lower professional fees, including legal fees and costs related to the special meeting of shareholders held in February 2018, partly offset by increased investor relations and business development activities and the related travel expenses.

Office expenses include compensation costs (excluding share based payments), rent related to short term leases and other office related costs. During the first quarter of 2019, our office expenses were $708,949 compared to $697,276 for the first quarter of 2018. The change was primarily due to an increase in our U.S. headcount and a change in salary levels, partly offset by the reclassification of office rent expense onto the balance sheet as right-of-use assets upon the adoption of IFRS 16 (see Note 3 of of our interim consolidated financial statements).

Non-cash share based payment expenses in the first quarter of 2019 were $176,432 compared to $238,160 in the first quarter of 2018. We incurred share based payment expenses associated with the granting of options to officers and employees and the vesting of previously granted stock options and share awards.

We still expect our operating expenses in 2019 to remain consistent compared to 2018.

Commitments

As at March 31, 2019, we are committed to payments totaling approximately $6,458,544 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next year. All of these committed payments are considered to be part of our normal course of business.

Summary of Quarterly Results

	2019	2018				2017
	Mar	Dec	Sept	June	Mar	Dec	Sept	June
Revenue	—	—	—	—	—	—	—	—
Net loss(1)	4,939	4,819	3,336	4,211	4,671	4,746	3,004	4,349
Basic and diluted loss per common share(1)	$0.27	$0.28	$0.20	$0.27	$0.31	$0.32	$0.20	$0.32
Total assets(2)	16,461	14,865	18,150	20,693	14,127	18,150	14,848	17,579
Total cash(2)	14,214	13,700	16,214	18,741	7,745	11,836	14,034	16,676
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)
The calculation of basic and diluted loss per common share for all periods have been adjusted retroactively for the share consolidation on May 22, 2018. Included in net loss and loss per common share between March 2019 and April 2017 are quarterly share based payment expenses of $300,923, $483,016, $236,607, $157,092, $539,118, $140,659, $148,447, and $155,708, respectively

(2)	We issued 1,646,990 common shares for net cash proceeds of $4.2 million in 2019 (2018 - 2,472,909 common shares for net cash proceeds of $13.3 million).

(3)	We have not declared or paid any dividends since incorporation.

Liquidity and Capital Resources
Share Consolidation
On May 22, 2018, we completed the consolidation of our common shares on the basis of 9.5 pre-consolidation common shares for each one post-consolidation common share. Fractional interests were rounded down to the nearest whole number of common shares. Outstanding stock options, restricted share units and performance share units were similarly adjusted by the consolidation ratio. Outstanding warrants were adjusted such that, following the Share Consolidation, 9.5 warrants issued in 2017 will entitle the holder to purchase one whole common share until June 1, 2022.

2019 Financing Activities

Common Stock Purchase Agreement
During the three month period ending March 31, 2019, we issued 1,379,024 common shares for gross proceeds of US$2,663,768 million and 11,348 commitment shares. The commitment common shares valued at fair value of US$21,998 were recorded as share issue costs in addition to cash share issue costs of $3,757.

U.S. "at-the-market" equity distribution agreement
During the three month period ending March 31, 2019, we sold 243,584 common shares for gross proceeds of US$535,661. We incurred share issue costs of $38,034.

2018 Financing Activities

Canadian "at-the-market" equity distribution agreement
In the first quarter of 2018, we sold 519,000 pre-consolidation shares (approximately 54,682 post-consolidation shares) for net proceeds of $520,315.

Liquidity

As at March 31, 2019, we had cash and cash equivalents and working capital positions as follows:

	March 31, 2019 $	December 31, 2018 $
Cash and cash equivalents	14,213,811	13,699,881
Working capital position	10,848,368	11,637,942

We do not have any debt other than trade accounts payable and lease liabilities, and we have potential contingent obligations relating to the completion of our research and development of pelareorep.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.

On May 4, 2018, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to 150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the US or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until May 25, 2020.

Our Base Shelf allowed us to enter into our Common Stock Purchase Agreement in September 2018 and our ATM equity offering sales agreement in October 2018 (see Note 5 of our interim consolidated financial statements). We will use these equity arrangements to assist us in achieving our capital objective. Each arrangement provides us with the opportunity to raise capital at our sole discretion providing us with the ability to better manage our cash resources.

We anticipate that the expected cash usage from our operations in 2019 will be between $19 - $22 million. We continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources to fund our presently planned operations to the end of 2019. Factors that will affect our anticipated cash usage in 2019, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2019.

Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, other receivables and accounts payable. As at March 31, 2019, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. In the normal course of our operations, we are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union. In addition, we are exposed to currency risk to the extent cash is held in foreign currencies from either the purchase of foreign currencies or when we receive foreign currency proceeds from operating and financing activities. As well, we are exposed to currency risk related to our regional licensing agreement. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss in 2019 by approximately $77,420. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2019 by approximately $585. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2019 by approximately $58,623.
We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.
Balances in foreign currencies at March 31, 2019 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	9,244,725	28,022	30,045
Accounts payable	(356,881)	(17,415)	(614,324)
	8,887,844	10,607	(584,279)
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 11 of our interim consolidated financial statements. Accounts payable are all due within the current operating period.

Other MD&A Requirements

We have 20,298,482 common shares outstanding at May 2, 2019. If all of our options, restricted share units and performance share units (1,567,510) and common share purchase warrants (16,443,500 warrants exercisable into 1,730,894 common shares) were exercised or were to vest, we would have 23,596,886 common shares outstanding.

Our 2018 annual report on Form 20-F is available on www.sedar.com.

Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended March 31, 2019 that materially affected or are reasonably likely to materially affect, our internal controls over financial reporting.